BRF’S NET REVENUE REACHES R$ 8 BILLIONS IN 2Q17

The result is 2.8% higher than that of 1Q17; Company recovered sales volume and reversed the trend of market share in Brazil between April and June

São Paulo, 10 August 2017 - Throughout the second quarter of the year, BRF marketed more than 1.1 million of tonnes worldwide, reflecting a slight increase over the volume sold in the first quarter. This result lead to an improvement in the company’s indicators that recorded net revenue of R$ 8 billion in the same period, an amount 2.8% higher than that of the last reported result.

The company’s EBITDA advanced 13.7% in comparison with the previous quarter, and reached R$ 575 million. The expansion reflects an early recovery of the operations in the international market and also the reduction of the costs of grains. BRF started to gain market share again in Brazil, a move that marks the reversal of a trend since the end of 2015.

Nevertheless, the company recorded a loss of R$ 167.3 million in the period. The index was especially impacted by nonrecurring events related mainly to the Operation Weak Flesh.

Markets

Brazil is still the main destination of the products marketed by BRF. In 2Q17, the company sold 495,000 tonnes of food in the country. OneFoods, a BRF subsidiary responsible for the countries of the Muslim community, comes next with a total sale of 258,000 tonnes. Asia follows with 173,000 tonnes, then Europe appears next, with 89,000 tonnes; Latam, 63,000 tonnes; and Africa, 25,000 tonnes.

Investments

BRF invested R$ 457 million in the second quarter of the year. This amount was shared as follows: R$ 175 million was earmarked for growth, efficiency and support; R$ 180 million for biological assets; and R$ 102 million for commercial leasing and other investments. Although the total value has been smaller than that of 2Q16, the company has prioritized investments that drive growth and cash generation, promote flexibility on the production lines, and increase the level of quality and compliance.

About BRF

BRF is one of the largest food companies in the world, with more than 30 brands in its portfolio, including Sadia, Perdigão, Qualy, Paty, Dánica, Bocatti, and Vienissima. Products of BRF are present in more than 150 countries in the five continents. The company has more than 100,000 employees in 50 facilities in eight countries (Argentina, Brazil, United Arab Emirates, Netherlands, Malaysia, United Kingdom, Thailand and Turkey).